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                                                                    Exhibit 99.2

Consent of International Data Corporation


March 29, 1999

To:  TheStreet.com, Inc.:

We hereby consent to the use of Online Brokerage Forecast 1997-2002: Redefining the Brokerage Landscape, an International Data corporation report, and to all references to us included in or made part of TheStreet.com's registration statement on Form S-1 (File No. 333-72799).


/s/ Brigitte Zepernick
----------------------
Brigitte Zepernick
Sr. Account Executive


The following information is what will be included in the S1:


According to International Data Corporation, the number of online brokerage accounts in the U.S. is expected to grow from 3.5 million at the end of 1997 to 24 million at the end of 2002, with online brokers expected to manage over $1.5 trillion in assets by the end of 2002.